Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) is dated March 13, 2013 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).

The audited consolidated financial statements and comparative information for the year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

STRUCTURE OF THE BUSINESS

The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.

Non-GAAP Financial Measures

Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share – diluted”, “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share – diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

($000s)	2012	2011	% Change
Cash flow from operating activities	1,543,943	1,322,971	17
Changes in non-cash working capital	29,375	(36,078)	181
Transaction costs	16,436	2,679	514
Decommissioning expenditures	12,096	3,685	228
Funds flow from operations	1,601,850	1,293,257	24

Net debt is calculated as current liabilities plus long-term debt less current assets and long-term investments, but excludes derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($000s)	2012	2011	% Change
Long-term debt	1,474,589	1,099,028	34
Current liabilities	698,420	681,279	3
Current assets	(329,711)	(308,515)	7
Long-term investments	(84,906)	(151,917)	(44)
Excludes:
Derivative asset	19,457	10,216	90
Derivative liability	(15,349)	(101,997)	(85)
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(2,176)	(7,950)	(73)
Net debt	1,760,324	1,220,144	44

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.

Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company’s capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.

CRESCENT POINT ENERGY CORP.	1

Results of Operations

Production

	2012	2011	% Change
Crude oil and NGL (bbls/d)	89,704	66,604	35
Natural gas (mcf/d)	54,284	43,172	26
Total (boe/d)	98,751	73,799	34
Crude oil and NGL (%)	91	90	1
Natural gas (%)	9	10	(1)
Total (%)	100	100	-

Production increased by 34 percent year over year, to 98,751 boe/d in 2012 from 73,799 boe/d in 2011, primarily due to acquisitions completed in 2012 and the Company’s successful drilling and fracture stimulation programs, partially offset by natural declines.

On January 25, 2012, Crescent Point closed an agreement to acquire approximately 940 boe/d of production in southwest Manitoba.

On March 15, 2012, Crescent Point closed the acquisition of Wild Stream Exploration Inc. (“Wild Stream”) which added approximately 5,400 boe/d of production, 91 percent of which is contiguous with Crescent Point’s assets in the Shaunavon and Battrum/Cantuar areas of southwest Saskatchewan.

On March 16, 2012, the Company acquired more than 2,900 boe/d of production in the southeast Saskatchewan Bakken light oil resource play from PetroBakken Energy Ltd. (“PetroBakken”).

On April 16, 2012, Crescent Point completed the sale of approximately 900 boe/d of production of non-core Alberta assets, approximately 80 percent of which was weighted to natural gas.

On May 1, 2012, Crescent Point closed the acquisition of Reliable Energy Ltd. (“Reliable”) which added approximately 1,000 boe/d of production in the Bakken light oil play in southwest Manitoba.

On June 1, 2012, Crescent Point closed an agreement to acquire approximately 2,500 boe/d of production, 98 percent oil weighted, in southwest Saskatchewan from a senior oil and gas producer.

On June 20, 2012, Crescent Point closed the acquisition of Cutpick Energy Inc. (“Cutpick”) which added approximately 5,600 boe/d of production, weighted approximately 65 percent to light oil, primarily in the Viking resource play near Provost, Alberta.

On July 17, 2012, Crescent Point completed the sale of approximately 225 boe/d of production of non-core Alberta assets, primarily weighted to natural gas.

On November 29, 2012, Crescent Point closed the acquisition of Ute Energy Upstream Holdings LLC (“Ute”) which added approximately 7,800 boe/d of production and established a new core area in the Uinta Basin light oil resource play in northeast Utah.

In the year ended December 31, 2012, the Company drilled 562 (369.0 net) wells, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan and the Shaunavon resource play in southwest Saskatchewan.

The Company’s weighting to oil and NGL’s in 2012 remained consistent with the comparative period.

Marketing and Prices

Average Selling Prices (1)	2012	2011	% Change
Crude oil and NGL ($/bbl)	80.51	87.62	(8)
Natural gas ($/mcf)	2.61	3.87	(33)
Total ($/boe)	74.57	81.35	(8)

(1)	The average selling prices reported are before realized derivatives and transportation charges.

Benchmark Pricing	2012	2011	% Change
WTI crude oil (US$/bbl)	94.19	95.14	(1)
WTI crude oil (Cdn$/bbl)	94.19	94.20	-
AECO natural gas (1) (Cdn$/mcf)	2.39	3.63	(34)
Exchange rate (US$/Cdn$)	1.00	1.01	(1)

(1)	The AECO natural gas price reported is the average daily spot price.

For the year ended December 31, 2012, the Company’s average selling price for oil decreased 8 percent from 2011 primarily as a result of wider market differentials for its Canadian light and medium crude. Crescent Point’s oil differential for the year ended December 31, 2012 was $13.68 per bbl, or 15 percent, compared to $6.58 per bbl, or 7 percent in 2011. Wider price differentials are due primarily to short-term supply and demand factors impacting North American markets, primarily in the US PADD II market.

CRESCENT POINT ENERGY CORP.	2

Price differentials are expected to remain volatile in 2013. To partially mitigate these price risks, Crescent Point continues to increase crude oil deliveries through its Stoughton, Dollard and Alliance rail terminals in Saskatchewan and Alberta, providing access to markets outside of the PADD II region.

For the year ended December 31, 2012, the Company’s average selling price for gas decreased 33 percent from $3.87 per mcf in 2011 to $2.61 per mcf in 2012, corresponding approximately to the decrease in AECO benchmark prices from 2011 to 2012.

Derivatives

The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

($000s, except volume amounts)	2012	2011	% Change
Average crude oil volumes hedged (bbls/d)	39,691	30,710	29
Crude oil realized derivative loss	(28,861)	(88,259)	(67)
per bbl	(0.88)	(3.63)	(76)
Average natural gas volumes hedged (GJ/d) (1)	9,000	9,000	-
Natural gas realized derivative gain	11,257	8,158	38
per mcf	0.57	0.52	10
Average barrels of oil equivalent hedged (boe/d)	41,113	32,132	28
Total realized derivative loss	(17,604)	(80,101)	(78)
per boe	(0.49)	(2.97)	(84)

(1)      GJ/d is defined as gigajoules per day.

Management of cash flow variability is an integral component of Crescent Point’s business strategy. Changing business conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company’s strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow.

The Company’s crude oil and natural gas derivatives are referenced to WTI and AECO, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point’s risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent net of royalty interest production.

With recent increases in the volatility of price differentials between WTI and western Canadian crude prices, Crescent Point has expanded its risk management programs to include the hedging of these differentials. The Company uses a combination of financial derivatives and fixed-differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point’s risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.

The Company recorded a total realized derivative loss of $17.6 million for the year ended December 31, 2012, compared to a loss of $80.1 million in 2011.

The Company’s realized derivative loss for oil was $28.9 million for the year ended December 31, 2012, compared to a loss of $88.3 million in 2011. The decreased realized loss in 2012 is largely attributable to the increase in the Company’s average derivative price, partially offset by the increase in oil volumes hedged corresponding with increased production. During the year ended December 31, 2012, the Company’s average derivative oil price increased by 7 percent or $5.87 per bbl, from $86.33 per bbl in 2011 to $92.20 per bbl in 2012.

Crescent Point’s realized derivative gain for gas was $11.3 million for the year ended December 31, 2012, compared to $8.2 million in 2011. The increased realized gain in 2012 is largely attributable to the decrease in AECO benchmark price, partially offset by the decrease in the Company’s average derivative gas price. During the year ended December 31, 2012, the AECO benchmark price decreased by 34 percent and the Company’s average derivative gas price decreased from $5.93 per GJ in 2011 to $5.68 per GJ in 2012.

The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has fair valued its derivatives.

CRESCENT POINT ENERGY CORP.	3

The following is a summary of the Company’s unrealized derivative gain (loss):

($000s)	2012	2011	% Change
Crude oil	185,854	(6,991)	2,758
Natural gas	(9,140)	(2,279)	301
Interest	7,057	(7,690)	192
Power	(1,655)	1,147	(244)
Cross currency interest rate	3,936	9,544	(59)
Cross currency principal	(514)	-	-
Foreign exchange	186	21	786
Total unrealized derivative gain (loss)	185,724	(6,248)	3,073

The Company recognized a total unrealized derivative gain of $185.7 million for the year ended December 31, 2012 compared to a $6.2 million loss in 2011, primarily due to a $185.9 million unrealized gain on crude oil contracts compared to a $7.0 million unrealized loss in 2011. The unrealized oil derivative gain for the year ended December 31, 2012 is attributable to the decrease in the Cdn$ WTI forward benchmark price at December 31, 2012 compared to December 31, 2011.

The total unrealized derivative gain in 2012 was also attributable to a $7.1 million gain on interest rate derivative contracts as compared to a loss of $7.7 million in 2011. The gain for the year ended December 31, 2012 pertaining to interest rate derivative contracts was primarily the result of the maturity of out of the money contract months whereas the loss in 2011 was caused by a decrease in the forward interest rate during 2011.

The total unrealized derivative gain in 2012 was also due to a $3.9 million unrealized gain on Cross Currency Interest Rate Swaps (“CCIRS”) compared to a $9.5 million unrealized gain in 2011. The unrealized CCIRS derivative gain for the year ended December 31, 2012 was primarily the result of the weaker forward Canadian dollar, specifically from 2017 onwards, at December 31, 2012 as compared to December 31, 2011 and the maturity of out of the money contract months.

The unrealized derivative gains for the year ended December 31, 2012 described above were partially offset by a $9.1 million unrealized derivative loss in 2012 on gas contracts compared to a $2.3 million unrealized loss in 2011. The increase in the unrealized gas derivative loss for the year ended December 31, 2012 is attributable to the realization of in the money natural gas contracts during 2012.

Revenues

($000s) (1)	2012	2011	% Change
Crude oil and NGL sales	2,643,181	2,130,170	24
Natural gas sales	51,813	61,019	(15)
Total oil and gas sales	2,694,994	2,191,189	23

 (1)           Revenue is reported before transportation charges and realized derivatives.

Crude oil and NGL sales increased 24 percent for the year ended December 31, 2012, from $2.1 billion in 2011 to $2.6 billion in 2012 primarily due to a 35 percent increase in production, partially offset by an 8 percent decrease in realized prices. The increased production in 2012 is primarily due to acquisitions completed in 2012 and the Company’s successful drilling and fracture stimulation programs. The decrease in realized prices is largely a result of wider differentials as compared to 2011.

Natural gas sales decreased 15 percent for the year ended December 31, 2012 compared to 2011. The decrease is primarily due to the 33 percent decrease in realized natural gas prices, partially offset by the 26 percent increase in natural gas production. The decrease in the realized natural gas price is largely due to the decrease in the AECO benchmark price. The increased natural gas production in 2012 is primarily due to successful drilling in Viewfield and the Cutpick acquisition, partially offset by the non-core Alberta asset dispositions completed in the second and third quarters of 2012 and natural declines.

Royalties

($000s, except % and per boe amounts)	2012	2011	% Change
Royalties	468,226	375,679	25
As a % of oil and gas sales	17	17	-
Per boe	12.95	13.95	(7)

Royalties increased 25 percent for the year ended December 31, 2012 compared to 2011. This increase is largely due to the 23 percent increase in oil and gas sales. Royalties as a percentage of sales for the year ended December 31, 2012 was consistent with 2011 as growing revenues in the United States, with higher associated royalty burdens, were offset by increased royalty holidays for new wells drilled in Saskatchewan and Alberta. In 2012, 327.1 net wells were drilled in Saskatchewan and Alberta of the 369.0 total net wells drilled by the Company.

CRESCENT POINT ENERGY CORP.	4

Operating Expenses

($000s, except per boe amounts)	2012	2011	% Change
Operating expenses	421,125	300,735	40
Per boe	11.65	11.16	4

Operating expenses per boe for the year ended December 31, 2012 increased 4 percent compared to 2011. The increase is primarily the result of a portion of the Company’s production growth, primarily from the Wild Stream and southwest Saskatchewan asset acquisitions, having higher associated operating costs.

Operating expenses increased 40 percent for the year ended December 31, 2012 compared to 2011 primarily as a result of the growth in the Company’s production from the successful execution of the drilling and development program and acquisitions and the slight increase in per boe operating costs for the year ended December 31, 2012.

Transportation Expenses

($000s, except per boe amounts)	2012	2011	% Change
Transportation expenses	66,147	51,469	29
Per boe	1.83	1.91	(4)

Transportation expenses per boe decreased 4 percent for the year ended December 31, 2012 compared to 2011. The decrease is primarily due to decreases in pipeline tariffs as a result of the Company increasing crude oil deliveries through its Stoughton rail terminal. Crude oil volumes loaded at Crescent Point’s rail facilities are sold at the loading facilities resulting in crude oil buyers incurring the transportation costs from the rail facilities to the refinery gates.

Netbacks

	2012			2011
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	80.51	2.61	74.57	81.35	(8)
Royalties	(14.21)	(0.08)	(12.95)	(13.95)	(7)
Operating expenses	(12.35)	(0.78)	(11.65)	(11.16)	4
Transportation expenses	(1.91)	(0.18)	(1.83)	(1.91)	(4)
Netback prior to realized derivatives	52.04	1.57	48.14	54.33	(11)
Realized gain (loss) on derivatives	(0.88)	0.57	(0.49)	(2.97)	(84)
Netback	51.16	2.14	47.65	51.36	(7)

The Company’s netback for the year ended December 31, 2012 decreased 7 percent to $47.65 per boe from $51.36 per boe in 2011. The decrease in the Company’s netback is primarily the result of the decrease in average selling price due to wider differentials and the increase in operating expenses, partially offset by the decrease in realized derivative loss, royalties and transportation expenses.

General and Administrative Expenses

($000s, except per boe amounts)	2012	2011	% Change
General and administrative costs	77,726	50,549	54
Capitalized	(14,342)	(12,417)	16
Total general and administrative expenses	63,384	38,132	66
Transaction costs	(16,436)	(2,679)	514
General and administrative expenses	46,948	35,453	32
Per boe	1.30	1.32	(2)

General and administrative expenses per boe remained consistent with the comparable 2011 period.

General and administrative expenses increased 32 percent for the year ended December 31, 2012 compared to 2011. This increase is primarily due to increased employee-related costs as a result of the growth of the Company, including the expansion of operations in the United States.

Transactions costs incurred in the year ended December 31, 2012 relate primarily to the acquisitions of Wild Stream, Reliable, Cutpick and Ute and the major property acquisitions described herein.

CRESCENT POINT ENERGY CORP.	5

Interest Expense

($000s, except per boe amounts)	2012	2011	% Change
Interest expense	71,530	60,410	18
Per boe	1.98	2.24	(12)

Interest expense per boe decreased 12 percent for the year ended December 31, 2012 compared to 2011, reflecting the Company’s lower effective interest rate primarily due to lower interest rates on floating rate debt, and the successful production growth of the Company.

Interest expense increased 18 percent for the year ended December 31, 2012 compared to 2011. This increase is largely attributable to a higher average debt balance, partially offset by a decrease in the Company’s effective interest rate. The higher average debt balance is consistent with the Company’s growth and funds flow from successful execution of the drilling and development programs and acquisition strategy.

Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short term bankers’ acceptances and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.

Foreign Exchange

($000s)	2012	2011	% Change
Realized
Foreign exchange loss on cross currency interest rate swaps	(3,838)	(2,728)	(41)
Other foreign exchange gain (loss)	495	(65)	862
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	5,774	(14,485)	140
Other foreign exchange gain (loss)	361	(182)	298
Foreign exchange gain (loss)	2,792	(17,460)	116

The Company has senior guaranteed notes with aggregate principal of US$693.0 million and Cdn$132.0 million. The Company records unrealized foreign exchange gains or losses on the revaluation of the US denominated senior guaranteed notes and related accrued interest. During the year ended December 31, 2012, the Company recorded an unrealized foreign exchange gain of $5.8 million on translation of US dollar senior guaranteed notes and accrued interest compared to a loss of $14.5 million in 2011. During the year ended December 31, 2012, the Company realized a $3.8 million foreign exchange loss on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to a $2.7 million loss in 2011. The realized loss is attributable to the stronger Canadian dollar in 2012 and 2011 as compared to the rate at the inception of the CCIRS.

Share-based Compensation Expense

($000s, except per boe amounts)	2012	2011	% Change
Share-based compensation costs	68,833	90,982	(24)
Capitalized	(17,692)	(21,246)	(17)
Share-based compensation expense	51,141	69,736	(27)
Per boe	1.41	2.59	(46)

During the year ended December 31, 2012, the Company recorded share-based compensation costs of $68.8 million, a decrease of 24 percent over 2011, primarily due to decreases in incentive related awards granted to employees for 2012 performance and the expense associated with base restricted shares.

The Company capitalized $17.7 million of share-based compensation costs in the year ended December 31, 2012, a decrease of 17 percent from $21.2 million in 2011. This decrease is primarily the result of the decreases in expense associated with base restricted shares and incentive related awards granted to employees for 2012 performance.

Restricted Share Bonus Plan

The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.

Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.

Under the Restricted Share Bonus Plan at December 31, 2012, the Company is authorized to issue up to 7,773,681 common shares (December 31, 2011 – 6,923,714 common shares), of which the Company had 3,366,492 restricted shares outstanding at December 31, 2012 (December 31, 2011 – 3,971,505 restricted shares outstanding).

CRESCENT POINT ENERGY CORP.	6

Deferred Share Unit Plan

In December 2011, the Company approved a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs only on a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the then current Crescent Point share price. The Company had 51,318 DSUs outstanding at December 31, 2012 compared to 27,027 at December 31, 2011.

Depletion, Depreciation, Amortization and Impairment

($000s, except per boe amounts)	2012	2011	% Change
Depletion and depreciation	1,007,025	719,009	40
Amortization of E&E undeveloped land (1)	247,883	220,521	12
Depletion, depreciation and amortization	1,254,908	939,530	34
Impairment	189,074	-	-
Depletion, depreciation, amortization and impairment	1,443,982	939,530	54
Per boe, before impairment	34.72	34.88	-
Per boe	39.95	34.88	15

(1)      E&E is defined as exploration and evaluation.

The Company’s depletion, depreciation and amortization (“DD&A”) rate before impairment for the year ended December 31, 2012 remained consistent with the rate for 2011.

At December 31, 2012, the Company determined that the carrying amount of the Southern Alberta cash-generating unit (“CGU”) exceeded its recoverable amount. The full amount of the impairment was attributed to property, plant and equipment (“PP&E”) and, as a result, an impairment loss of $189.1 million was recorded as a component of depletion, depreciation, amortization and impairment expense. The Southern Alberta CGU is comprised primarily of properties in the early stages of development for which the operating results are included in the Canadian operating segment. The impairment is largely a result of the decrease in forecast benchmark commodity prices at December 31, 2012 compared to December 31, 2011, the early development stage of these properties and associated higher initial capital expenditures.

The recoverable amount of the Southern Alberta CGU was determined using fair value less costs to sell.

CRESCENT POINT ENERGY CORP.	7

Other Income (Loss)

The Company reported other losses of $60.5 million for the year ended December 31, 2012, compared to other income of $16.5 million in 2011. The other losses in 2012 are primarily comprised of $89.5 million of unrealized losses on long-term investments, partially offset by $28.6 million of gains on the disposition of assets.

Taxes

($000s)	2012	2011	% Change
Current tax recovery	(1,418)	(3,408)	58
Deferred tax expense	19,436	60,753	(68)

Current Tax Expense

The Company reported a current tax recovery of $1.4 million for the year ended December 31, 2012 compared to $3.4 million in 2011. Current tax amounts relate to investment tax credits earned through research and development expenditures on drilling and development activities.

Deferred Tax Expense

In 2012, the Company recorded deferred tax expense of $19.4 million as compared to $60.8 million in 2011. The decrease in deferred tax expense is primarily due to a tax pool recovery recorded during the third quarter of 2012.

Funds Flow, Cash Flow and Net Income

($000s, except per share amounts)	2012	2011	% Change
Funds flow from operations	1,601,850	1,293,257	24
Funds flow from operations per share – diluted	4.83	4.65	4

Cash flow from operating activities	1,543,943	1,322,971	17
Cash flow from operating activities per share – diluted	4.65	4.76	(2)

Net income	190,653	201,134	(5)
Net income per share – diluted	0.57	0.72	(21)

Funds flow from operations increased to $1.6 billion for the year ended December 31, 2012 from $1.3 billion in 2011 and increased to $4.83 per share – diluted from $4.65 per share – diluted. The increase in funds flow from operations is primarily the result of increases in production volumes, partially offset by the decrease in the netback. Production volumes increased due to acquisitions completed and the Company’s successful drilling and fracture stimulation programs. The netback decreased as a result of the decrease in average selling prices due to wider differentials and the increase in operating expenses, partially offset by the decreases in realized derivative loss, royalties and transportation expenses. Funds flow from operations per share – diluted increased for the year ended December 31, 2012 for the same reasons discussed above, partially offset by the impact of the March, August and November 2012 equity offerings, and shares issued through the Company’s Dividend Reinvestment Plan (“DRIP”) program, however, the proceeds provided funding for future cash flow growth from the Company’s drilling, development and capital acquisition programs.

Cash flow from operating activities increased 17 percent to $1.5 billion for the year ended December 31, 2012, compared to $1.3 billion in 2011, for the same reasons as discussed above, partially offset by fluctuations in working capital and transaction costs. Cash flow from operating activities per share – diluted decreased 2 percent to $4.65 per share – diluted in 2012 due to the impact of the changes in working capital and increased transaction costs more than offsetting the increase in cash flow from operating activities discussed above.

The Company recorded net income of $190.7 million for the year ended December 31, 2012, compared to $201.1 million in 2011, primarily as a result of an increase in depletion, depreciation, amortization and impairment expense and other losses, largely offset by the increase in funds flow from operations, unrealized derivative gains, unrealized foreign exchange gains and the decrease in deferred tax expense.

CRESCENT POINT ENERGY CORP.	8

As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement, and, accordingly, has fair valued its derivatives.

Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company’s cash flow and dividends over time. The Company’s commodity derivatives portfolio extends out 3½ years from the current quarter.

IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility, then the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.

Crescent Point’s underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.

The Company’s financial results should be viewed with the understanding that the future gain or loss on financial derivatives is recorded in the current period’s results, while the future value of the underlying physical sales is not.

Dividends

The following table provides a reconciliation of dividends:

($000s, except per share amounts)	2012	2011	% Change
Accumulated dividends, beginning of year	2,742,571	1,971,209	39
Dividends declared to shareholders	931,400	771,362	21
Accumulated dividends, end of year	3,673,971	2,742,571	34

Accumulated dividends per share, beginning of year	20.55	17.79	16
Dividends to shareholders per share	2.76	2.76	-
Accumulated dividends per share, end of year	23.31	20.55	13

The Company maintained monthly dividends of $0.23 per share during 2012.

Dividends increased 21 percent for the year ended December 31, 2012 compared to 2011. The increase in dividends relates to an increase in the number of shares outstanding primarily due to the bought deal financings which closed in March, August and November 2012, the acquisition of Wild Stream in March 2012, the acquisition of Reliable in May 2012, the acquisition of Cutpick in June 2012, and the DRIP program, whereby the Company issues shares to shareholders in lieu of cash dividends.

Crescent Point believes it is well positioned to maintain monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point’s risk management strategy minimizes exposure to commodity price volatility and provides a measure of sustainability to dividends through periods of fluctuating market prices.

CRESCENT POINT ENERGY CORP.	9

Investments in Marketable Securities

In March 2012, the Company disposed of its investment in marketable securities, which was reported at fair value of $0.6 million at December 31, 2011, for proceeds of $0.6 million, resulting in a realized gain of less than $0.1 million recognized in net income.

Long-Term Investments

Public Companies

The Company holds common shares and common share purchase warrants in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit and loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2012, the investments are recorded at a fair value of $28.3 million which is $75.6 million less than the original cost of the investments.

Private Companies

The Company holds common shares in private oil and gas companies.  The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2012, the investments are recorded at a fair value of $56.6 million which is $10.4 million less than the original cost of the investments.

Other Long-Term Assets

At December 31, 2012, other long-term assets consist of $11.8 million of investment tax credits and $10.5 million related to the reclamation fund.

As part of Crescent Point’s ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund for future decommissioning costs and environmental emissions reduction costs. During 2012, the Company contributed $0.50 per produced boe to the fund, of which $0.20 per boe was for future decommissioning costs and $0.30 per boe was directed to environmental emissions reduction.

The reclamation fund increased by $2.7 million during 2012 due to contributions of $18.1 million, partially offset by expenditures of $15.4 million. The expenditures included $12.1 million related primarily to decommissioning work completed in southwest and southeast Saskatchewan, Alberta and Manitoba. The remaining $3.3 million related to environment emissions work completed in southeast Saskatchewan, Alberta and North Dakota to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $56.0 million has been contributed to the reclamation fund and $45.5 million has been spent.

Effective January 1, 2013, Crescent Point contributes $0.70 per produced boe to the fund, of which $0.40 per boe is for future decommissioning costs and $0.30 per boe is directed to environmental emissions reduction.

Related Party Transactions

All related party transactions are recorded at the exchange amount.

During the year ended December 31, 2012, Crescent Point recorded $1.9 million (December 31, 2011 – $0.4 million) of legal fees in the normal course of business to a law firm of which a partner is the Company’s corporate secretary. Crescent Point also recorded $0.8 million during the year ended December 31, 2012 (December 31, 2011 – $0.7 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

Key management personnel of the Company consist of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and DSU plan and the officers participate in the Restricted Share Bonus Plan. The compensation relating to key management personnel for the year recorded as general and administrative expenses was $11.3 million (2011 - $9.9 million) and share-based compensation costs were $30.8 million (2011 – $43.7 million).

Capital Expenditures

($000s)	2012	2011	% Change
Capital acquisitions (net) (1)	3,021,230	201,313	1,401
Development capital expenditures	1,488,947	1,238,795	20
Capitalized administration (2)	14,342	12,417	16
Office equipment	5,740	1,274	351
Total	4,530,259	1,453,799	212

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excluding transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

CRESCENT POINT ENERGY CORP.	10

Capital Acquisitions

Corporate Acquisitions

Wild Stream Exploration Inc.

On March 15, 2012, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of Wild Stream, a public oil and gas company with properties in southwest Saskatchewan. Total consideration of approximately $610.2 million included the issuance of 12.1 million shares, assumed long-term debt, working capital and long-term investment (a combined $700.1 million was allocated to PP&E and E&E assets). The goodwill recognized on acquisition is attributed to the expected future cash flows derived from unbooked possible reserves.

Reliable Energy Ltd.

On May 1, 2012, Crescent Point completed the acquisition, by way of plan of arrangement, of all remaining issued and outstanding common shares of Reliable, a public oil and gas company with properties in southwest Manitoba. Total consideration of approximately $100.7 million included the issuance of 1.7 million shares, assumed long-term debt, working capital and the historical cost of Crescent Point’s previously held equity investment of $4.8 million (a combined $103.4 million was allocated to PP&E and E&E assets). The goodwill recognized on acquisition is attributed to the expected future cash flows derived from unbooked possible reserves.

Cutpick Energy Inc.

On June 20, 2012, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of Cutpick, a private oil and gas company with properties in the Provost area of Alberta. Total consideration of approximately $398.3 million included the issuance of 7.6 million shares, assumed long-term debt and working capital (a combined $454.3 million was allocated to PP&E and E&E assets).

Ute Energy Upstream Holdings LLC

On November 29, 2012, Crescent Point completed the acquisition of all issued and outstanding limited liability membership interests of Ute, a private oil and gas company with properties in the Uinta Basin in northeast Utah. Total consideration of approximately $867.6 million included cash consideration of $783.9 million, assumed long-term debt and working capital (a combined $875.2 million was allocated to PP&E and E&E assets).

Property Acquisitions and Dispositions

Manitoba Asset Acquisition

On January 25, 2012, Crescent Point completed the acquisition of assets in southwest Manitoba for cash consideration of $130.3 million ($140.2 million was allocated to PP&E assets). These assets were acquired with full tax pools and no working capital items.

Bakken Asset Acquisition

On March 16, 2012, Crescent Point completed the acquisition of certain assets in the Viewfield Bakken light oil resource play in southeast Saskatchewan for cash consideration of $426.4 million ($430.3 million was allocated to PP&E and E&E assets). These assets were acquired with full tax pools and no working capital items.

Shaunavon Asset Acquisition

On June 1, 2012, Crescent Point completed the acquisition of certain assets in the Shaunavon resource play in southwest Saskatchewan for cash consideration of $343.0 million ($350.4 million was allocated to PP&E assets). These assets were acquired with full tax pools and no working capital items.

Minor Property Acquisitions and Dispositions

Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2012 for net consideration of $144.7 million ($161.7 million was allocated to PP&E and E&E assets). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

Development Capital Expenditures

The Company’s development capital expenditures for the year ended December 31, 2012 were $1.5 billion compared to $1.2 billion in 2011. In 2012, 562 (369.0 net) wells were drilled with a success rate of 99 percent. The development capital for the year ended December 31, 2012 included $247.7 million on facilities, land and seismic.

Crescent Point’s budgeted capital program for 2013 is approximately $1.35 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.

CRESCENT POINT ENERGY CORP.	11

Goodwill

The Company’s goodwill balance as at December 31, 2012 was $251.9 million compared to $207.7 million at December 31, 2011. The increase of $44.2 million is attributable to the acquisitions of Wild Stream and Reliable. The remainder of the goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2011.

Decommissioning Liability

The decommissioning liability increased by $122.8 million during 2012 from $379.6 million in 2011 to $502.4 million in 2012. The increase relates to $57.3 million due to the revaluation of acquired liabilities, $57.2 million as a result of net capital acquisitions, $18.9 million in respect of drilling and $11.2 million of accretion expense, partially offset by $12.1 million for liabilities settled and $9.7 million due to a change in future cost estimates.

Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	December 31, 2012	December 31, 2011
Net debt	1,760,324	1,220,144
Shares outstanding (1)	376,340,998	288,952,171
Market price at end of year (per share)	37.62	44.90
Market capitalization	14,157,948	12,973,952
Total capitalization	15,918,272	14,194,096
Net debt as a percentage of total capitalization	11	9
Annual funds flow from operations	1,601,850	1,293,257
Net debt to funds flow from operations (2)	1.1	0.9

(1)	Common shares outstanding balance at December 31, 2012 includes 1,638,734 common shares issued on January 15, 2013 pursuant to the DRIP program.

(2)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

The Company’s net debt is calculated as current liabilities plus long-term debt less current assets and long-term investments, but excludes derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes.

The Company has a syndicated credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank totaling $2.1 billion. As at December 31, 2012, the Company had approximately $665.2 million drawn on bank credit facilities, including $7.9 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.4 billion.

The Company has closed private offerings of senior guaranteed notes raising gross proceeds of US$693.0 million and Cdn$132.0 million. These notes rank pari passu with the Company’s bank credit facilities and are unsecured with original terms of maturity from 5 to 10 years. Concurrent with the issuance of US$663.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the amount of the US notes was fixed for purposes of interest and principal repayments at a notional amount of Cdn$658.1 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

During 2012, the Company successfully completed three bought deal financings for aggregate gross proceeds of $2.0 billion.

At December 31, 2012, Crescent Point was capitalized with 89 percent equity, compared to 91 percent at December 31, 2011. The Company’s net debt to funds flow from operations ratio at December 31, 2012 was 1.1 times, compared to 0.9 times at December 31, 2011. This increase is largely due to the increase in net debt from acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.  Crescent Point’s target average net debt to 12 month cash flow is approximately 1.0 times.

The Company has a successful DRIP program which raised $582.2 million for the year ended December 31, 2012 (year ended December 31, 2011 - $457.2 million).

Crescent Point’s development capital budget for 2013 is set at $1.35 billion, with average 2013 production forecast at 112,000 boe/d.

Crescent Point’s management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development activities and continue generating strong operating and financial results through 2013 and beyond.

Shareholders’ Equity

At December 31, 2012, Crescent Point had 376.3 million common shares issued and outstanding compared to 289.0 million common shares at December 31, 2011. The increase of 87.3 million shares relates primarily to the March 2012 bought deal financing, acquisition of Wild Stream in March 2012, acquisition of Reliable in May 2012, acquisition of Cutpick in June 2012, the August 2012 bought deal financing, the November 2012 bought deal financing, and shares issued pursuant to the DRIP program:

CRESCENT POINT ENERGY CORP.	12

•	In March 2012, Crescent Point and a syndicate of underwriters closed a bought deal financing of 13.4 million shares at $45.25 per share for gross proceeds of $604.2 million.

•	Crescent Point issued 12.1 million shares to Wild Stream shareholders at a price of $45.61 per share on closing of the acquisition on March 15, 2012.

•	Crescent Point issued 1.7 million shares to Reliable shareholders at a price of $43.50 per share on closing of the acquisition on May 1, 2012.

•	Crescent Point issued 7.6 million shares to Cutpick shareholders at a price of $39.11 per share on closing of the acquisition on June 20, 2012.

•	In August 2012, Crescent Point and a syndicate of underwriters closed a bought deal financing of 15.4 million shares at $41.00 per share for gross proceeds of $632.8 million.

•	In November 2012, Crescent Point and a syndicate of underwriters closed a bought deal financing of 20.0 million shares at $40.00 per share for gross proceeds of $800.0 million.

•	Crescent Point issued 15.1 million shares pursuant to the DRIP program during the year ended December 31, 2012 for proceeds of $582.2 million.

Crescent Point’s total capitalization increased to $15.9 billion at December 31, 2012 compared to $14.2 billion at December 31, 2011, with the market value of the shares representing 89 percent of the total capitalization. The increase in total capitalization primarily relates to the increase in shares outstanding and increase in net debt, partially offset by the decrease in the Company’s year end share price.

Contractual Obligations and Commitments

The Company has assumed various contractual obligations and commitments in the normal course of operations. At December 31, 2012, the Company had contractual obligations and commitments as follows:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases)(1)	14,921	26,535	43,449	284,364	369,269
Capital commitments (2)	60,114	-	-	-	60,114
Total	75,035	26,535	43,449	284,364	429,383

(1)	Included in operating leases are nominal recoveries of rent expense on office space the Company has subleased.

(2)	Included in capital commitments is the expected remaining cost of the two-year agreement terminating December 31, 2013, with a U.S. fracture stimulation company with operations in North Dakota.

Off Balance Sheet Arrangements

The Company has off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2012. All of the lease agreement amounts have been reflected in the Contractual Obligations and Commitments table above.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 of the December 31, 2012 audited consolidated financial statements. The following discussion outlines what management believes to be the most critical policies involving the use of estimates and assumptions.

Exploration and Evaluation

The determination of technical feasibility and commercial viability, based on the presence of reserves, results in the transfer of assets from E&E assets to PP&E. This decision involves a number of assumptions including geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results.

Asset Impairments

For purposes of impairment testing, PP&E is aggregated into CGUs based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment.  The testing of CGUs for impairment, as well as the assessment of potential impairment reversals, requires an estimate of the recoverable amount. An estimate of the recoverable amount requires a number of assumptions and estimates including geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.

CRESCENT POINT ENERGY CORP.	13

Decommissioning Liabilities

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. The total decommissioning liability was estimated by management based on the Company’s net ownership in wells and facilities. This includes all estimated costs to abandon, reclaim or decommission wells and facilities and the estimated timing of the costs to be incurred in future periods.  Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.

The discount rate used to estimate decommissioning liabilities is updated each reporting period; changes in the risk free rate can change the amount of the liability, and these changes could be material in the future.

Share-based Compensation

Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.

Financial Instruments

The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.

Deferred Tax

Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax liabilities recognize the extent that temporary differences will be payable in future periods. The calculation of the liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.

Risk Factors

Financial Risk

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Crescent Point’s business.  Financial risks the Company is exposed to include: marketing reserves at an acceptable price given market conditions; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.

Operational Risk

Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives.  Operational risks Crescent Point is exposed to include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; delays in business operations, pipeline restrictions, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management;  loss of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and uncertainties related to oil and gas interests and operations on tribal lands.

CRESCENT POINT ENERGY CORP.	14

Safety, Environmental and Regulatory Risks

Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: aboriginal land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.

There are no new material environmental initiatives impacting Crescent Point at this time.

Risk Management

Crescent Point is committed to identifying and managing these risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with our Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.

Specific actions Crescent Point takes to ensure effective risk management include: employing qualified professional and technical staff; concentrating in a limited number of areas with low cost exploitation and development objectives; utilizing the latest technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging of commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines; monitoring counterparty creditworthiness and obtaining counterparty credit insurance.

Future Changes in Accounting Policies

The following standards and amendments have not been adopted as they apply to future periods. They may result in future changes to our existing accounting policies and disclosures. Crescent Point is currently evaluating the impact that these standards will have on the Company’s results of operations and financial position:

•
IFRS 7 Financial Instruments: Disclosures – in December 2011, the IASB issued amendments to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting or similar agreements. The standard is required to be adopted retrospectively for periods beginning on or after January 1, 2013.

•
IFRS 10 Consolidated Financial Statements – in May 2011, the IASB issued IFRS 10 which provides additional guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The standard is required to be adopted for periods beginning January 1, 2013.

•
IFRS 11 Joint Arrangements – in May 2011, the IASB issued IFRS 11 which presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The standard is required to be adopted for periods beginning January 1, 2013.

•
IFRS 12 Disclosure of Interests in Other Entities – in May 2011, the IASB issued IFRS 12 which aggregates and amends disclosure requirements included within other standards. The standard requires an entity to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard is required to be adopted for periods beginning January 1, 2013.

•
IFRS 13 Fair Value Measurement – in May 2011, the IASB issued IFRS 13 to provide comprehensive guidance for instances where IFRS requires fair value to be used. The standard provides guidance on determining fair value and requires disclosures about those measurements. The standard is required to be adopted for periods beginning January 1, 2013.

•
IAS 32 Financial Instruments: Presentation – in December 2011, the IASB issued amendments to clarify the requirements for offsetting financial assets and liabilities. The amendments clarify that the right to offset must be available on the current date and cannot be contingent on a future event. The standard is required to be adopted retrospectively for periods beginning on or after January 1, 2014.

CRESCENT POINT ENERGY CORP.	15

 Outstanding Common Shares Data

As of the date of this report, the Company had 379,099,832 common shares outstanding.

CRESCENT POINT ENERGY CORP.	16

Selected Annual Information

($000s, except per share amounts)	2012	2011	2010
Total oil and gas sales	2,694,994	2,191,189	1,535,764

Net income (1)	190,653	201,134	50,921
Net income per share (1)	0.58	0.73	0.22
Net income per share – diluted (1)	0.57	0.72	0.21

Cash flow from operating activities	1,543,943	1,322,971	816,454
Cash flow from operating activities per share	4.69	4.80	3.48
Cash flow from operating activities per share – diluted	4.65	4.76	3.42

Funds flow from operating activities	1,601,850	1,293,257	882,862
Funds flow from operating activities per share	4.86	4.70	3.76
Funds flow from operating activities per share – diluted	4.83	4.65	3.70

Working capital (deficit) (2)	(287,911)	(129,066)	(103,477)
Total assets	12,131,634	8,734,446	7,943,884
Total liabilities	3,478,520	2,877,890	2,451,796
Net debt	1,760,324	1,220,144	1,116,463
Total long-term risk management liabilities	8,483	64,220	74,630
Weighted average shares – diluted (thousands)	331,781	278,214	238,739
Dividends paid or declared	931,400	771,362	657,520
Dividends paid or declared per share	2.76	2.76	2.76

(1)	Net income and net income before discontinued operations and extraordinary items are the same.

(2)	Working capital (deficit) is calculated as current assets less current liabilities, but excludes derivative asset and liability, plus long-term investment.

Crescent Point’s oil and gas sales, cash flow from operating activities, funds flow from operations and total assets have increased for the years 2010 through 2012 due to numerous corporate and property acquisitions and the Company’s successful drilling program, which have resulted in higher production volumes. Net income over the past three years has fluctuated primarily due to unrealized derivative gains and losses on derivative contracts, which fluctuate with changes in market conditions, and the impairment to PP&E recorded in 2012, along with associated fluctuations in deferred income tax expense (recovery).

CRESCENT POINT ENERGY CORP.	17

Summary of Quarterly Results

	2012				2011
($000s, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales	727,372	658,204	642,857	666,561	630,373	517,156	527,824	515,836

Average daily production
Crude oil and NGLs (bbls/d)	97,731	89,648	88,798	82,552	73,667	65,253	59,390	68,060
Natural gas (mcf/d)	61,654	59,896	49,046	46,395	45,257	42,029	40,329	45,085
Total (boe/d)	108,007	99,631	96,972	90,285	81,210	72,258	66,112	75,574

Net income (loss)	(95,241)	2,352	287,430	(3,888)	(86,197)	204,624	184,924	(102,217)
Net income (loss) per share	(0.26)	0.01	0.89	(0.01)	(0.30)	0.74	0.68	(0.38)
Net income (loss) per share – diluted	(0.26)	0.01	0.89	(0.01)	(0.30)	0.74	0.68	(0.38)

Cash flow from operating activities	421,598	403,980	417,518	300,847	386,276	309,622	323,532	303,541
Cash flow from operating activities per share	1.17	1.19	1.30	1.02	1.35	1.12	1.19	1.13
Cash flow from operating activities per share – diluted	1.16	1.19	1.29	1.01	1.34	1.11	1.18	1.12

Funds flow from operations	430,386	384,237	386,318	400,909	381,922	303,315	311,492	296,528
Funds flow from operations per share	1.19	1.14	1.20	1.35	1.33	1.10	1.15	1.11
Funds flow from operations per share – diluted	1.18	1.13	1.19	1.34	1.32	1.09	1.14	1.10

Working capital (deficit) (1)	(287,911)	(153,348)	(73,457)	(152,674)	(129,066)	(93,240)	3,554	(124,350)
Total assets	12,131,634	11,256,848	11,306,482	10,428,957	8,734,446	8,542,291	8,013,479	8,062,974
Total liabilities	3,478,520	3,196,265	3,797,402	3,506,501	2,877,890	2,544,619	2,556,096	2,732,582
Net debt	1,760,324	1,453,647	2,003,711	1,572,330	1,220,144	1,072,615	1,139,088	1,228,508
Total long-term derivative liabilities	8,483	17,961	6,997	117,967	64,220	15,529	111,589	182,292

Weighted average shares – diluted (thousands)	363,358	340,483	323,782	298,666	289,255	277,864	273,743	270,789

Capital expenditures (2)	1,395,268	335,310	1,013,936	1,785,745	465,728	516,100	147,645	324,326

Dividends declared	255,621	240,010	225,212	210,557	199,869	195,021	188,881	187,591
Dividends declared per share	0.69	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)	Working capital (deficit) is calculated as current assets less current liabilities, but excludes derivative asset and liability, plus long-term investment.

(2)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excluding transaction costs.

Over the past eight quarters, the Company’s oil and gas sales have generally increased due to a successful drilling program and several business combinations. Fluctuations in production, the Cdn$ WTI benchmark price and corporate oil price differentials have also contributed to the fluctuations in oil and gas sales.

Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses on oil and gas derivative contracts, which fluctuate with the changes in forward market prices and an impairment to property, plant and equipment recorded in Q4 2012, along with associated fluctuations in the deferred tax expense (recovery).

Capital expenditures fluctuated through this period as a result of timing of acquisitions and our development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to maintain stable monthly dividends.

CRESCENT POINT ENERGY CORP.	18

Fourth Quarter Review

•
Crescent Point achieved a new production record in fourth quarter 2012 and averaged 108,007 boe/d, weighted 90 percent to light and medium crude oil and liquids. This represents an overall growth rate of over 8 percent over third quarter of 2012 and 33 percent over fourth quarter of 2011.

•
In fourth quarter 2012, the Company spent $405.6 million on drilling and development activities, drilling 169 (127.1 net) wells with a 98 percent success rate. Crescent Point also spent $57.8 million on land, seismic and facilities, for total capital expenditures of $463.4 million.

•
Crescent Point generated funds flow from operations of $430.4 million ($1.18 per share – diluted) in fourth quarter 2012, representing a 13 percent increase over fourth quarter 2011 funds flow from operations of $381.9 million ($1.32 per share – diluted).

•
The Company closed the acquisition of Ute, a privately held oil and gas producer with assets in the Uinta Basin light oil resource play in northeast Utah. The assets acquired include production of approximately 7,800 boe/d and approximately 270 net sections of land in the centre of the resource play.

•
Also during fourth quarter 2012, the Company closed a bought deal financing and the associated partial over-allotment option exercise. A total of 20,000,000 shares were issued at a price of $40.00 per share for aggregate gross proceeds of  $800.0 million.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”), as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2012.

Internal Controls over Financial Reporting

Internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;
2.
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and

3.
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2012, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control - Integrated Framework (“COSO Framework”) published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Under the supervision of the Chief Executive Officer and the Chief Financial Officer, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2012 based on the COSO Framework. Based on this evaluation, the officers concluded that as of December 31, 2012, Crescent Point maintained effective ICFR.

It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

There were no changes in Crescent Point’s ICFR during the year ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

CRESCENT POINT ENERGY CORP.	19

Health, Safety and Environment Policy

The health and safety of employees, contractors, visitors and the public, as well as the protection of the environment, are of utmost importance to Crescent Point. The Company endeavours to conduct its operations in a manner that will minimize both adverse effects and consequences of emergency situations by:

•	Complying with government regulations and standards;

•	Conducting operations consistent with industry codes, practices and guidelines;

•	Ensuring prompt, effective response and repair to emergency situations and environmental incidents;

•	Providing training to employees and contractors to ensure compliance with Company safety and environmental policies and procedures;

•	Promoting the aspects of careful planning, good judgment, implementation of the Company’s procedures, and monitoring Company activities;

•	Communicating openly with members of the public regarding our activities; and

•	Amending the Company’s policies and procedures as may be required from time to time.

Crescent Point believes that all employees have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved.

As part of Crescent Point’s ongoing commitment to reduce greenhouse gas emissions, the Company contributes to a reclamation fund whereby $0.30 per produced boe is directed to environmental emissions reduction. To date, $31.5 million has been contributed to the environment emission reduction fund and $20.9 million has been expended to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. In 2012, the Company spent a total of $3.3 million on the installation of vapour recovery units in Canada and the installation of flare equipment in North Dakota. The vapour recovery units recover natural gas vapors from the Company’s operations, decreasing emissions. The flare equipment installed in North Dakota reduces emissions to meet US Environmental Protection Agency and North Dakota state emission regulations.

Outlook

Crescent Point’s 2013 guidance is as follows:

Production
Oil and NGL (bbls/d)	102,000
Natural gas (mcf/d)	60,000
Total (boe/d)	112,000
Exit (boe/d)	114,000
Funds flow from operations ($000)	1,730,000
Funds flow per share – diluted ($)	4.48
Cash dividends per share ($)	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,170,000
Facilities, land and seismic ($000)	180,000
Total ($000)	1,350,000
Pricing
Crude oil – WTI (US$/bbl)	90.00
Crude oil – WTI (Cdn$/bbl)	90.00
Corporate oil differential (%)	14
Natural gas – Corporate (Cdn$/mcf)	3.50
Exchange rate (US$/Cdn$)	1.00

 (1) The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

Additional information relating to Crescent Point is available on SEDAR at www.sedar.com.

CRESCENT POINT ENERGY CORP.	20

Forward-Looking Information

Certain statements contained in this management’s discussion and analysis constitute forward-looking statements and are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.

Certain statements contained in this report, including statements related to Crescent Point’s capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions in making these forward-looking statements are disclosed in this analysis under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook”.

In particular, forward-looking statements include, but are not limited to:

•	Crescent Point’s 2013 guidance as outlined in the Outlook section;	•	Anticipated future decommissioning costs;

•	Maintaining monthly dividends;	•	Expected oil price differentials in 2013; and

•	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;	•	Target average net debt to 12 month funds flow of approximately 1.0 times.

All of the material assumptions underlying these statements are noted in the “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.

The following are examples of references to forward-looking information:

•	Volume and product mix of Crescent Point’s oil and gas production;	•	Future results from operations and operating metrics;

•	Future oil and gas prices in respect of Crescent Point’s commodity risk management programs;	•	Future development, exploration and other expenditures;

•	The amount and timing of future decommissioning liabilities;	•	Future costs, expenses and royalty rates;

•	Future liquidity and financial capacity;	•	Future tax rates; and

•	Future interest rates and exchange rates;	•	The Company’s tax pools.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point’s control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	21

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	22

Directors

Peter Bannister, Chairman (1) (3)

Paul Colborne (2) (4)

Ken Cugnet (3) (4) (5)

Hugh Gillard (1) (2) (5)

Gerald Romanzin (1) (3)

Scott Saxberg (4)

Greg Turnbull (2) (5)

(1) Member of the Audit Committee of the Board of Directors

(2) Member of the Compensation Committee of the Board of Directors

(3) Member of the Reserves Committee of the Board of Directors

(4) Member of the Health, Safety and Environment Committee of the Board of Directors

(5) Member of the Corporate Governance and Nominating Committee

Officers

Scott Saxberg
President and Chief Executive Officer

Greg Tisdale
Chief Financial Officer

C. Neil Smith
Chief Operating Officer

Dave Balutis
Vice President, Exploration

Brad Borggard
Vice President, Corporate Planning

Derek Christie
Vice President, Geosciences

Ryan Gritzfeldt
Vice President, Engineering East

Ken Lamont
Vice President, Finance and Treasurer

Tamara MacDonald
Vice President, Land

Trent Stangl
Vice President, Marketing and Investor Relations

Steve Toews
Vice President, Engineering West

Mark Eade
Corporate Secretary

Head Office

Suite 2800, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020

Banker

The Bank of Nova Scotia
Calgary, Alberta

Auditor

PricewaterhouseCoopers LLP
Calgary, Alberta

Legal Counsel

Norton Rose Canada LLP
Calgary, Alberta

Evaluation Engineers

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

Registrar and Transfer Agent

Investors are encouraged to contact
Crescent Point’s Registrar and Transfer
Agent for information regarding their security holdings:

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900

Stock Exchange

Toronto Stock Exchange – TSX

Stock Symbol

CPG

Investor Contacts

Scott Saxberg
President and Chief Executive Officer
(403) 693-0020

Greg Tisdale
Chief Financial Officer
(403) 693-0020

Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	23